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                                                                      Exhibit 3


FOR IMMEDIATE RELEASE                                         [WANG GLOBAL LOGO]

Contact: Lucy Flynn, Wang
(978) 625-4525 lucy.flynn@wang.com

                    WANG GLOBAL AND GETRONICS REACH AGREEMENT

      Creates Five Billion Dollar Global Networked Technology Services and
                           Business Solutions Company
             Wang Global Board Recommends Acceptance of Tender Offer

BILLERICA, Mass. (May 4, 1999) -Wang Global (NASDAQ: WANG) announced today that it has entered into an agreement with Getronics NV of Amsterdam, the Netherlands, providing for the acquisition of all the outstanding common stock of Wang for $29.25 per share in cash. The transaction will be implemented through a tender offer. The Wang Global board has voted to recommend acceptance of the offer. The price represents a premium of 39% over the average share price for the last 30 trading days. The total consideration is approximately $2.0 billion.
     In accordance with the agreement, Getronics will promptly commence a cash tender for any and all outstanding shares of Wang common stock and other outstanding capital instruments on these terms. Any shares of common stock and other capital instruments not acquired in the tender offer will be acquired for cash in a subsequent merger on the same terms.
     Wang stated that the tender will be made only pursuant to definitive offering documents to be filed by Getronics with the Securities and Exchange Commission.
     The combined company will have annual revenues of approximately $5 billion, 33,000 employees, and operations in over 44 countries. It will be the largest provider of networked technology services and business solutions in Europe and one of the five largest in the world.
     Wang Global Chairman and CEO Joseph M. Tucci will join Getronics five-person Management Board along with CEO Cees van Luijk, Peter van Voorst and Jan Docter of Getronics and Mias van Vuuren of Wang Global.

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ABOUT WANG GLOBAL

     Headquartered in Billerica, Massachusetts, Wang Global is a leading international networked technology services and solutions company providing a comprehensive range of information technology services for today's network-centric business environments. With annual revenues of over $3.0 billion, Wang Global designs, installs, operates and maintains global computing and telecommunications networks for some of the world's largest multinational companies. Services include systems architecture design, installation, warranty, help desk, maintenance, software support, and management of enterprise networks to the desktop. Wang Global integration services provide business solutions primarily for the financial services industry as well as defense and civilian government agencies. Wang Global employs approximately 20,000 professionals and has subsidiaries and affiliates in over 40 countries. Information about Wang Global and its services can be found on the World Wide Web at www.wang.com.

ABOUT GETRONICS

     Getronics is one of the largest European computer services companies with currently 12,500 employees and 1998 net sales of Dfl. 3.5 billion (US $ 1.65 billion).

     For further information contact:

     Getronics NV
     Donauweg 10
     1043 AJ Amsterdam
     The Netherlands
     Tel.: +31 20 586 1501
     Fax: + 31 20 586 1568
     www.getronics.com

     This press release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the successful completion of the Getronics transaction, changes in the mix of the company's services business, competitive pressures, general economic conditions and the risk factors detailed in the company's periodic reports and registration statements filed with the Securities and Exchange Commission.

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